Exhibit 99.1

CLPS Incorporation Reports Financial Results for the First Half of Fiscal Year 2024

Hong Kong, March 5, 2024 /PRNewswire/ — CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), today announced its unaudited financial results for the six months ended December 31, 2023, or the first half of the Company’s fiscal year 2024.

During this period, CLPS navigated a challenging global economic landscape due to factors such as economic slowdown and the impact of exchange rate fluctuation between the RMB and the U.S. dollar, given its reporting currency. While these factors impacted business development, they also provided valuable insights and strengthened the Company’s ability to navigate such dynamic environments.

Observing a temporary reduction in demand for certain IT services from established clients due to budget adjustments, particularly in banking and e-commerce areas, CLPS offset revenue challenges by strategically acquiring new clients, innovating product development, diversifying revenue streams, and implementing proactive market solutions. Increased compensation expenses linked to the growing demand for IT professionals were effectively managed through the Company’s Talent Creation Program (“TCP”) and Talent Development Program (“TDP”). These programs seamlessly blend education, training, and service delivery, not only mitigating the impact of rising manpower costs but also reinforcing CLPS’s commitment to nurturing top talents.

Through consistent execution of its global expansion strategy, coupled with investments in advanced technology, extensive research, and a deep understanding of client needs, CLPS has built a strong industry reputation, enhanced its competitiveness, and solidified its bargaining power over the years.

First Half of Fiscal 2024 Highlights (all results compared to the six months ended December 31, 2022)

●	Revenue from the United States increased by 92.7% to $1.9 million from $1.0 million.

●	Revenue generated outside of mainland China increased by 25.4% to $9.0 million from $7.2 million.

●	Revenue from automotive area increased by 10.7% to $7.2 million from $6.5 million.

●	Total operating expenses decreased by 2.6% to $16.7 million from $17.1 million.

●	Non-GAAP operating expenses[1] decreased by 8.2% to $13.9 million from $15.2 million.

●	Net cash provided by operating activities was $13.1 million, representing the fifth consecutive reporting period of generating positive cash flow from operations.

Mr. Raymond Lin, Chief Executive Officer of CLPS, commented, “Despite facing challenges in the first half of fiscal 2024, I am pleased to share several key developments that demonstrate our commitment to building a strong foundation for future growth.

Our M&A strategy, exemplified by the acquisition of Purple Potato Finance, has bolstered our overseas credit card business. Similarly, the January 2024 acquisition of College of Allied Educators Pte. Ltd. in Singapore represents a significant step in CLPS’s commitment to developing industry-level IT professionals through our TCP and TDP.

Further strengthening our global presence, we intensified our business efforts in North America. This included opening a subsidiary in Canada and boosting our U.S. operation, which drove a remarkable 92.7% increase in the U.S. revenue compared to the prior year period. In Southeast Asia, our business in Singapore generated a 15.9% year-over-year revenue increase. Additionally, we generated revenue from our business in Philippines during this period.

Moreover, we remain dedicated to building a sustainable future by actively nurturing a positive corporate culture through leadership training, university collaborations, strategic partnerships, and enriched talent development opportunities.

We continue to champion innovation, showcasing our commitment to staying at the forefront of technology with the launch of an AI-generated content (AIGC) solution and an innovative quantitative trading system. Our active participation in industry events further reinforces our position on staying ahead and engages with the broader tech community.

With confidence, we believe these strategic decisions position CLPS for long-term success. We remain dedicated to transparency, innovation, and creating sustainable value for all stakeholders.”

Ms. Rui Yang, Chief Financial Officer of CLPS, commented, “We have managed to achieve noteworthy financial results during this period. We actively pursued and secured new revenue streams, including initial sales of IT products. Our global expansion strategy and cost optimization efforts led to 25.4% increase in revenue generated outside of the mainland China, and a 2.6% decrease in operating expenses. Maintaining a healthy cash flow remains a core objective, and we are proud to report our fifth consecutive period of positive cash flow from operations.

Further demonstrating our commitment to shareholder value, we declared a second special cash dividend of $0.10 per share in November 2023. Looking ahead with unwavering determination, we are confident in our ability to not only overcome potential challenges but also leverage them as opportunities to propel CLPS towards even greater heights of financial success.”

First Half of Fiscal Year 2024 Financial Results

Revenues

In the first half of fiscal 2024, revenues decreased by $5.0 million, or 6.5%, to $71.8 million from $76.8 million in the prior year period. The decrease was due to the decreased demand from existing clients and the effect of currency fluctuation in RMB against the U.S. dollar.

Revenues by Service

●	Revenue from IT consulting services decreased by $3.3 million, or 4.6%, to $69.5 million in the first half of fiscal year 2024 from $72.8 million in the prior year period. Revenue from IT consulting services accounted for 96.8% of total revenue, compared to 94.9% in the prior year period. The decrease was primarily due to existing clients’ increased focus on budget optimization leading to a decrease in demand.

●	Revenue from customized IT solution services decreased by $2.0 million, or 61.5%, to $1.2 million in the first half of fiscal 2024 from $3.2 million in the prior year period. Revenue from customized IT solution services accounted for 1.7% of total revenue, compared to 4.1% in the prior year period. The decrease was primarily due to existing clients’ increased focus on budget optimization leading to a decrease in demand.

●	Revenue from other services increased by $0.2 million, or 37.5%, to $1.0 million in the first half of fiscal year 2024 from $0.8 million in the prior year period. Revenue from other services accounted for 1.5% of total revenue, compared to 1.0% in the prior year period. The increase was primarily due to the initial revenue generated from IT product sales during this reporting period.

Revenues by Operational Areas

●	Revenue from the banking area decreased by $3.6 million, or 11.2%, to $28.6 million in the first half of fiscal 2024, from $32.2 million in the prior year period. Revenue from banking area accounted for 39.9% and 42.0% of total revenues in the first half of fiscal 2024 and 2023, respectively.

●	Revenue from the wealth management area decreased by $0.2 million, or 1.1%, to $18.6 million in the first half of fiscal 2024, from $18.8 million in the prior year period. Revenue from wealth management area accounted for 25.9% and 24.5% of total revenues in the first half of fiscal 2024 and 2023, respectively.

●	Revenue from the e-Commerce area decreased by $2.7 million, or 20.2%, to $11.0 million in the first half of fiscal 2024, from $13.7 million in the prior year period. Revenue from e-Commerce area accounted for 15.3% and 17.9% of total revenues in the first half of fiscal 2024 and 2023, respectively.

●	Revenue from the automotive area increased by $0.7 million, or 10.7%, to $7.2 million in the first half of fiscal 2024, from $6.5 million in the prior year period. Revenue from automotive area accounted for 10.1% and 8.5% of total revenues in the first half of fiscal 2024 and 2023, respectively.

Revenues by Geography

Revenue generated outside of the mainland China increased by 25.4% to $9.0 million in the first half of fiscal year 2024, from $7.2 million in the prior year period. The increase was primarily due to the robust performance of our U.S. and Singapore operations.

Gross Profit

Gross profit was $15.8 million in the first half of fiscal 2024, compared to $18.5 million in the prior year period.

Operating Expenses

Selling and marketing expenses increased by $0.04 million, or 1.5%, to $2.72 million in the first half of fiscal 2024 from $2.68 million in the prior year period. As a percentage of total revenues, selling and marketing expenses increased to 3.8% in the first half of fiscal 2024 compared to 3.5% in the prior year period. The increase was primarily due to a decrease in the turnover rate among core employees, resulting in an increase in the provision for non-cash share-based compensation expenses. After excluding the non-cash share-based compensation expenses, non-GAAP selling and marketing expenses2 decreased by $0.1 million, or 3.5%, to $2.5 million from $2.6 million in the prior year period.

Research and development expenses decreased by $1.2 million, or 26.7%, to $3.2 million in the first half of fiscal 2024 from $4.4 million in the prior year period. As a percentage of total revenues, research and development expenses decreased to 4.5% in the first half of fiscal 2024 compared to 5.7% in the prior year period. The decrease was primarily due to the decreased demand in customized IT solution services, resulting to a strategic realignment of our R&D department.

General and administrative expenses increased by $0.5 million, or 4.6%, to $11.2 million in the first half of fiscal 2024 from $10.7 million in the prior year period. As a percentage of total revenues, general and administrative expenses increased to 15.6% in the first half of fiscal 2024 compared to 13.9% in the prior year period. The increase was primarily due to an increase in non-cash share-based compensation expenses. After excluding the non-cash share-based compensation expenses, non-GAAP general and administrative expenses3 decreased by $0.1 million, or 1.9%, to $8.7 million from $8.8 million in the prior year period.

Operating (Loss) Income

Operating loss was $0.9 million in the first half of fiscal 2024, compared to $1.3 million operating income in the same period of the previous year.

Other Income and Expenses

Total other income, net of other expenses was $0.1 million in the first half of fiscal 2024, compared to $0.2 million total other income, net of other expenses in the prior year period.

Provision for Income Taxes

Provision for income taxes increased by $0.1 million to $0.3 million in the first half of fiscal 2024 from $0.2 million in the same period of the previous year.

Net (Loss) Income

Net loss was $1.0 million in the first half of fiscal 2024, compared to $1.4 million net income in the prior year period.

Non-GAAP net income4 was $1.7 million in the first half of fiscal 2024, compared to $3.3 million in the prior year period.

Net loss attributable to CLPS Incorporation’s shareholders in the first half of fiscal 2024 was $1.5 million, compared to $1.3 million net income attributable to CLPS Incorporation’s shareholders in the prior year period.

Non-GAAP net income attributable to CLPS Incorporation’s shareholders5 was $1.2 million in the first half of fiscal 2024, compared to $3.2 million in the prior year period.

Cash Flow

As of December 31, 2023, the Company had cash and cash equivalents of $35.1 million compared to $22.2 million as of June 30, 2023.

Net cash provided by operating activities was approximately $13.1 million. Net cash used in investing activities was approximately $3.2 million. Net cash provided by financing activities was approximately $2.3 million. The effect of exchange rate change on cash was approximately positive $0.7 million. The Company believes that its current cash position and cash flow from operations are sufficient to meet its anticipated cash needs for at least the next 12 months.

Financial Outlook

Undeterred by the short-term challenges, we remain confident about our long-term business growth. For fiscal year 2024, the Company expects, considering our financial numbers could be affected by the floating exchange rate, and absent material acquisitions or non-recurring transactions, total sales growth was adjusted in the range of approximately 5% to 10%, and non-GAAP net income growth in the range of approximately 7% to 12% compared to fiscal year 2023 financial report.

This forecast reflects the Company’s current and preliminary views, which are subject to change and are subject to risks and uncertainties, including, but not limited to various risks and uncertainties facing the Company’s business and operations as identified in its public filings.

Exchange Rate

The balance sheet amounts with the exception of equity as of December 31, 2023, were translated at 7.0999 RMB to 1.00 USD compared to 7.2513 RMB to 1.00 USD as of June 30, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the periods ended December 31, 2023 and 2022 were 7.2347 RMB to 1.00 USD and 6.9789 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation is a global leading information technology (“IT”) consulting and solutions service provider focused on delivering services primarily to global institutions on the banking, wealth management, e-commerce, and automotive sectors. The Company serves as an IT service provider to a growing network of clients in the global financial service industry, including large financial institutions in the U.S., Europe, Australia, Asia, and their PRC-based IT centers. The Company maintains 20 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan. The remaining 10 global centers are located in Hong Kong SAR, USA, Japan, Singapore, Australia, Malaysia, India, Philippines, Vietnam, and Canada. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X (formerly Twitter), and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s financial and operational performance in the first half of fiscal year 2024, its expectations of the Company’s future performance, its preliminary outlook and guidance offered in this presentation, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Use of Non-GAAP Financial Measures

The consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP operating income, non-GAAP general and administrative expenses, non-GAAP operating margin, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP general and administrative expenses is a non-GAAP financial measure, which is defined as general and administrative expenses excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. The Company encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” near the end of this release.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com

[1]	Non-GAAP operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP and GAAP Results” for details.
[2]	Non-GAAP selling and marketing expenses is a non-GAAP financial measure, which is defined as selling and marketing expenses excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP and GAAP Results” for details.
[3]	Non-GAAP general and administrative expenses is a non-GAAP financial measure, which is defined as general and administrative expenses excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP and GAAP Results” for details.
[4]	Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP and GAAP Results” for details.
[5]	Non-GAAP net income attributable to CLPS Incorporation’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP and GAAP Results” for details.

CLPS INCORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

 (Amounts in U.S. dollars (“$”), except for number of shares)

	As of
	December 31, 2023 (Unaudited)	June 30, 2023 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$35,108,870	$22,214,029
Restricted cash	89,539	87,604
Accounts receivable, net	39,092,817	48,515,467
Prepayments, deposits and other assets, net	3,279,971	1,665,736
Amounts due from related parties	465,582	391,271
Total Current Assets	$78,036,779	$72,874,107
Non-Current assets:
Property and equipment, net	21,404,190	20,112,305
Intangible assets, net	689,783	726,175
Operating lease right-of-use assets	3,006,854	815,324
Long-term investments	612,843	456,598
Prepayments, deposits and other assets, net	1,614,426	252,656
Amounts due from related parties	422,541	-
Deferred tax assets, net	115,975	81,899
Total Assets	$105,903,391	$95,319,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	$15,699,530	$10,554,617
Accounts payable	925,425	690,035
Accrued expenses and other current liabilities	379,474	324,021
Tax payables	1,860,960	2,503,375
Contract liabilities	1,189,953	918,470
Salaries and benefits payable	13,228,752	10,586,239
Operating lease liabilities	1,230,907	712,302
Amount due to related parties	25,344	24,889
Total Current Liabilities	$34,540,345	$26,313,948
Non-Current liabilities:
Operating lease liabilities	1,906,298	104,114
Deferred tax liabilities	111,057	185,382
Unrecognized tax benefit	2,843,667	2,320,918
Other non-current liabilities	904,793	885,901
TOTAL LIABILITIES	$40,306,160	$29,810,263
Commitments and Contingencies

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 25,616,056 shares issued and outstanding as of December 31, 2023; 23,650,122 shares issued and outstanding as of June 30, 2023	2,562	2,365
Additional paid-in capital	60,914,080	58,183,383
Statutory reserves	5,517,142	5,356,828
Retained earnings	826,631	5,029,021
Accumulated other comprehensive losses	(3,116,935)	(3,990,594)

Total CLPS Incorporation’s Shareholders’ Equity	64,143,480	64,581,003

Noncontrolling Interests	1,453,751	927,798

Total Shareholders’ Equity	65,597,231	65,508,801

Total Liabilities and Shareholders’ Equity	$105,903,391	$95,319,064

CLPS INCORPORATION

UNAUDITED CONDENSED CONSOLIDATED statements

of INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2023	2022

Revenues	$71,774,201	$76,760,811
Less: Cost of revenues (note 1)	(56,024,043)	(58,299,928)
Gross profit	15,750,158	18,460,883

Operating income (expenses):
Selling and marketing expenses (note 1)	2,724,226	2,684,075
Research and development expenses	3,194,918	4,359,214
General and administrative expenses (note 1)	11,184,626	10,694,588
Subsidies and other operating income	(437,598)	(620,702)
Total operating expenses	16,666,172	17,117,175
(Loss) income from operations	(916,014)	1,343,708
Other income	308,017	399,917
Other expenses	(198,043)	(183,695)
(Loss) income before income tax and share of income (loss) in equity investees	(806,040)	1,559,930
Provision for income taxes	337,563	185,196
(Loss) income before share of income in equity investees	(1,143,603)	1,374,734
Share of income in equity investees, net of tax	150,148	22,577
Net (loss) income	(993,455)	1,397,311
Less: Net income attributable to noncontrolling interests	494,080	129,881
Net (loss) income attributable to CLPS Incorporation’s shareholders	$(1,487,535)	$1,267,430

Other comprehensive income (loss)

Foreign currency translation income (loss)	$905,532	$(746,569)
Less: foreign currency translation income (loss) attributable to noncontrolling interest	31,873	(35,064)
Other comprehensive income (loss) attributable to CLPS Incorporation’s shareholders	$873,659	$(711,505)

Comprehensive (loss) income attributable to
CLPS Incorporation’s shareholders	$(613,876)	$555,925
Comprehensive income attributable to noncontrolling interests	525,953	94,817
Comprehensive (loss) income	$(87,923)	$650,742

Basic (loss) earnings per common share	$(0.06)	$0.05
Weighted average number of share outstanding – basic	24,814,349	23,626,122
Diluted (loss) earnings per common share	$(0.06)	$0.05
Weighted average number of share outstanding – diluted	24,814,349	23,643,457

Note:

(1)	Includes share-based compensation expenses as follows:

Cost of revenues	5,809	11,071
Selling and marketing expenses	192,947	60,091
General and administrative expenses	2,532,137	1,871,910
	2,730,893	1,943,072

CLPS INCORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2023	2022

Cost of revenues	$(56,024,043)	$(58,299,928)
Less: share-based compensation expenses	(5,809)	(11,071)
Non-GAAP cost of revenues	$(56,018,234)	$(58,288,857)

Selling and marketing expenses	$(2,724,226)	$(2,684,075)
Less: share-based compensation expenses	(192,947)	(60,091)

Non-GAAP selling and marketing expenses	$(2,531,279)	$(2,623,984)

General and administrative expenses	$(11,184,626)	$(10,694,588)
Less: share-based compensation expenses	(2,532,137)	(1,871,910)
Non-GAAP general and administrative expenses	$(8,652,489)	$(8,822,678)

Operating (loss) income	$(916,014)	$1,343,708
Add: share-based compensation expenses	2,730,893	1,943,072
Non-GAAP operating income	$1,814,879	$3,286,780

Operating Margin	(1.3)%	1.8%
Add: share-based compensation expenses	3.8%	2.5%
Non-GAAP operating margin	2.5%	4.3%

Net (loss) income	$(993,455)	$1,397,311
Add: share-based compensation expenses	2,730,893	1,943,072
Non-GAAP net income	$1,737,438	$3,340,383

Net (loss) income attributable to CLPS Incorporation’s shareholders	$(1,487,535)	$1,267,430
Add: share-based compensation expenses	2,730,893	1,943,072
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	$1,243,358	$3,210,502

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	24,814,349	23,626,122
GAAP basic (loss) earnings per common share	$(0.06)	$0.05
Add: share-based compensation expenses	0.11	0.09
Non-GAAP basic earnings per common share	$0.05	$0.14

Weighted average number of share outstanding used in computing GAAP diluted (loss) earnings	24,814,349	23,643,457
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	24,814,477	23,643,457

GAAP diluted (loss) earnings per common share	$(0.06)	$0.05
Add: share-based compensation expenses	0.11	0.09
Non-GAAP diluted earnings per common share	$0.05	$0.14